                                                                   Exhibit D-2.1

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION


Electric Generation LLC              )             Docket No. ER02-456-000



                                APPLICATION OF
                            ELECTRIC GENERATION LLC
                   FOR ORDER ACCEPTING POWER SALES AGREEMENT
             AND INTERIM CODE OF CONDUCT, AND WAIVING REGULATIONS



Joshua Bar-Lev                              Earle H. O'Donnell
William Manheim                             Donna M. Attanasio
                                            Bruce A. Grabow

PACIFIC GAS AND ELECTRIC COMPANY            DEWEY BALLANTINE LLP
77 Beale Street                             1775 Pennsylvania Avenue, N.W.
San Francisco, California 94177             Washington, D.C. 20006-4605
                                            (202) 862-1000

Attorneys for                               Attorneys for
Pacific Gas and Electric Company            Electric Generation LLC


November 30, 2001

                               Table Of Contents

                                                                                           Page
I.     EXECUTIVE SUMMARY..................................................................   2

II.    INTRODUCTION.......................................................................   6

       A.    Background...................................................................   6

       B.    Description Of Gen And Its Generating Resources..............................   9

       C.    Items Submitted With This Application........................................  10

       D.    Communications...............................................................  11

III.   THE POWER SALES AGREEMENT IS JUST AND REASONABLE TO REORGANIZED PG&E...............  11

IV.    SHOWING IN SUPPORT OF MARKET RATE UNDER SECTION 205 OF THE FPA.....................  13

       A.   Benchmark Evidence Demonstrates That The PSA Is Representative Of
            The Market....................................................................  14

            1.   The Relevant Market......................................................  17

            2.   Contemporaneousness......................................................  18

            3.   Comparability............................................................  19

            4.   Analysis of Price........................................................  22

            5.   Analysis of Non-Price Terms..............................................  31

       B.   The Lack of Market Power By PG&E, Gen and Its Affiliates Confirms That The
            Benchmark Evidence Is Reliable................................................  33

            1.   PG&E Has No Market Power In Generation...................................  34

            2.   PG&E Has No Market Power In Transmission.................................  36

            3.   None of PG&E, Gen Or Its Affiliates Possess Barriers To Entry............  37

       C.   Benchmark Conclusion..........................................................  38

V.     THE POWER SALES AGREEMENT APPROPRIATELY BALANCES RISKS BETWEEN THE PARTIES.........  39

VI.    THE POWER SALES AGREEMENT IS AN INDISPENSABLE PART OF THE PLAN FOR PG&E TO
       EMERGE FROM BANKRUPTCY.............................................................  40

VII.   GEN'S INTERIM CODE OF CONDUCT......................................................  43

VIII.  OTHER RELIEF REQUESTED.............................................................  44

       A.   The Commission Should Accept The PSA Without A Hearing........................  44

       B.   Effective Date................................................................  45

       C.   Waiver of 18 C.F.R. (S) 35.3(a)...............................................  45

       D.   Waiver of Part 35 With Regard to Market-Based Sales...........................  47

IX.    CONCLUSION.........................................................................  48

                           UNITED STATES OF AMERICA
                                  BEFORE THE
                     FEDERAL ENERGY REGULATORY COMMISSION

Electric Generation LLC                )               Docket No. ER02-___-000


                                 APPLICATION OF
                            ELECTRIC GENERATION LLC
                   FOR ORDER ACCEPTING POWER SALES AGREEMENT
              AND INTERIM CODE OF CONDUCT, AND WAIVING REGULATIONS


          Pursuant to Section 205 of the Federal Power Act ("FPA"), 16 U.S.C.
(S) 824d (1994), Rule 205 of the Rules of Practice and Procedure of the Federal Energy Regulatory Commission ("FERC" or "Commission"), 18 C.F.R. (S) 385.205
(2001), and Part 35 of the Commission's Regulations, 18 C.F.R. Part 35 (2001), Electric Generation LLC ("Gen" or "Applicant") hereby requests that the Commission (1) accept for filing (a) Gen's Rate Schedule FERC No. 1, Master Power Purchase and Sale Agreement Between Gen and Pacific Gas and Electric Company ("PG&E") ("PSA"), (Attachment A) and (b) Gen's Rate Schedule FERC No. 2, Interim Code of Conduct, (Attachment B), to be effective on the Plan Effective Date as discussed herein, and (2) grant the requested waivers as specified in this application (the "Application"). This Application is being filed in connection with, and is a critical component of, the Plan of Reorganization (as it may be amended from time-to-time, the "Plan") by which PG&E will emerge from bankruptcy./1/ Consistent with Order No. 612,/2/ Applicant requests the Commission to


___________________

/1/   Concurrently herewith, applications are being submitted to the Commission under Part I and Sections 201, 203, 204, 205 and 305 of the FPA and Sections 7 and 12 of the Natural Gas Act ("NGA") requesting approval with regard to other facets of the Plan.

/2/   Time Frame for Intervening In and Protesting Federal Power Act Section 205
Filings, FERC Stats. & Regs. [Regs. Preambles 1996-2000] (P) 31,086 at 30,980
(1999) ("Order No. 612").  A form of notice is attached hereto as Attachment C.

provide a notice period of 21 days for interventions and protests on this Application, as well as the companion Section 205 Application that is being filed concurrently by ETrans LLC and PG&E./3/

I.   EXECUTIVE SUMMARY

          The PSA is an indispensable part of the Plan for PG&E to emerge from bankruptcy. Under the Plan, PG&E will transfer the majority of its generating assets and irrigation district and water agency contracts and its obligations under the Grizzly Agreement (described infra) (collectively the "Portfolio") to Gen or its subsidiaries and Gen will sell the capacity, energy and ancillary services ("Output") of the assets back to the reorganized PG&E ("Reorganized PG&E") pursuant to the PSA. The Output from the PSA will provide approximately 40% of the current energy requirements of PG&E's ratepayers and 60% to 70% of their ancillary services requirements. Based on the revenue stream provided by the PSA, Gen will issue approximately $2.4 billion of debt. Gen will then transfer cash and notes to PG&E amounting to $2.4 billion. PG&E will, in turn, use these proceeds to pay the valid bankruptcy creditor claims and emerge from bankruptcy. Thus, PG&E's commitment to pay the rates specified in the PSA serve as a crucial element of its ability to emerge from bankruptcy.

          The PSA will provide the following significant additional benefits to Reorganized PG&E:

_____________________

/3/   In that companion Section 205 Application, the following agreements are being submitted for filing: (1) a Back-to-Back Agreement between Etrans and Reorganized PG&E; (2) a Transmission Availability Agreement for Offsite Power Supply between ETrans and Gen; and (3) Interconnection Agreements between (i) ETrans and Gen, (ii) Reorganized PG&E and Gen, (iii) ETrans and Reorganized PG&E for Reorganized PG&E's retained generation facilities, and (iv) ETrans and Reorganized PG&E for Reorganized PG&E's load serving facilities.

     . Reorganized PG&E will have access to a reliable supply of power from its current generating assets to serve its customers for many years. The PSA is a twelve-year, long-term power sales agreement. Under the PSA, Gen will sell all of the Output from these generating resources to Reorganized PG&E for the first 11 years after the Plan Effective Date. During the final year, sales to Reorganized PG&E will be reduced by approximately 50% to provide both Gen and Reorganized PG&E a transition to purchase and sale of energy, capacity and ancillary services in the market.

     . Reorganized PG&E will have the exclusive right to dispatch the generation assets consistent with PG&E's current rights. Reorganized PG&E will possess all information and optimization tools currently used by PG&E to efficiently dispatch the generating facilities. Reorganized PG&E will be able to shape deliveries of energy and ancillary services to best meet its load requirements and minimize costs to its customers.

     . The price of the Output will not increase in real terms over the term of the PSA. Thus, Reorganized PG&E's customers will be protected from price volatility. The PSA contains stable, market prices that act as a hedge against price volatility from other supply sources that track the market (such as many California Department of Water Resources ("DWR") contracts and the spot market).

     . The price for the Output is at or below the cost of equivalent Output available to PG&E from comparable long-term contracts between arms-length parties. The price for the Output begins at approximately 4.6 cents/kWh and averages approximately 5.1 cents/kWh over the life of the contract. When the value of the ancillary services provided by the assets is deducted from the payments to be made by Reorganized PG&E, the payment attributable energy and capacity alone drops to approximately
        4.3 cents/kWh and 4.9 cents/kWh, respectively.


               When the Spin-Off occurs (as defined below), Gen and Reorganized PG&E will no longer be affiliated. However, because the development of the PSA occurred while the parties were part of the same organization, Applicant is treating the PSA as an affiliate transaction. Applicant follows Commission precedent in Boston Edison Co. Re: Edgar Electric Energy Co., 55 FERC (P) 61,382
(1991) ("Edgar") and Ocean State Power II, 59 FERC (P) 61,360 (1992), reh'g denied, 69 FERC (P) 61,146 (1994) ("Ocean State") to demonstrate that the PSA is free from preferential pricing and affiliate abuse and reflective of arms length transactions in the marketplace. Specifically,

Applicant's expert witness, Mr. Eugene T. Meehan, engaged in an extensive search to locate all publicly available long-term power sales agreements entered into anywhere in the United States since May 2000. He reviewed over 100 power sales agreements. From these, he develops a "comparison group" consisting of 11 long-term, base load and peaking power sales agreements contemporaneously entered into for sales of power deliverable in the California market. Mr. Meehan explains that the comparison group includes the most favorable contracts.

          Mr. Meehan utilizes a levelized price for Output under the PSA of approximately $52.29/MWh./4/ His benchmark analysis demonstrates that when very conservative assumptions are applied, the price under the PSA is at or below the cost PG&E would have paid for comparable supplies of power in the current market. Indeed, the price of each individual contract in the comparison group is above the price in the PSA in the base case. The benchmark analysis further demonstrates that when an "optimal portfolio" is constructed from the lowest cost long-term contracts entered into for delivery into the California market for the purpose of replicating the MW volume and generation shape under the PSA, the price of this optimal portfolio, under all variations and sensitivities tested, is above the price in the PSA. This is true even when Mr. Meehan assumes the buyer could purchase power from the market when it is less expensive than power from these contracts and any power that could be delivered from

________________________

/4/   Mr. Meehan arrives at $52.29/MWh by assuming that Reorganized PG&E will use energy from the Portfolio to pump energy at the Helms Pumped Storage Project even if lower cost power were available from the market. Because pumping at frequently occurs during the off-peak periods, Company witness Mr. Roy Kuga, PG&E's Director for Gas and Electric Supply, includes a cost of pumping energy that ranges from $27 to $36 per MWh, not the $52.29/MWh assumed by Mr. Meehan. See Exh. No. GEN-1-1. Mr. Meehan acknowledges that Mr. Kuga's method is more accurate but chooses to use the higher cost energy from the Portfolio because it is simpler and more conservative to so do.

the contracts in excess of the power expected to be produced from the Portfolio is sold at market rates. Applicant also demonstrates, through the testimonies of Mr. Meehan, Mr. Kuga and Dr. Roy J. Shanker, that the non-price terms and conditions of the PSA are reflective of the market in California and in the industry generally. As such, consistent with Edgar and Ocean State, the PSA is just and reasonable under Section 205 of the FPA.

          Accordingly, Gen requests that the FERC accept the PSA for filing as expeditiously as possible without a hearing. Under the Plan, FERC acceptance of the PSA is a condition precedent to obtaining the Bankruptcy Court's confirmation of the Plan. Because it is in PG&E's and its ratepayers' best interest that PG&E emerge from bankruptcy as soon as possible, Gen has taken efforts to compile this Application and supporting testimony and exhibits so that the Commission can determine, on the strength of this filing, that the PSA is just and reasonable under Section 205 of the FPA and thus obviate the need for a hearing. In the event the Commission deems otherwise, given the need for PG&E to emerge from bankruptcy at the earliest possible date, Gen requests that the Commission order an expedited hearing and define with specificity the issues set for hearing. In particular, the Commission should make it clear that any hearing on this Application is limited to the justness and reasonableness of the PSA, not the broader public interest issues posed by the companion Section 203 or other applications being submitted to the Commission by Applicant or its affiliates. In support of this Application, Gen states as follows:

II.  INTRODUCTION

     A.   Background

          PG&E, a California corporation, is a vertically integrated electric and gas utility serving retail customers in northern and central California and various wholesale customers. PG&E owns and operates electric generation, transmission and distribution assets and intrastate gas transmission and gas distribution facilities. PG&E is a "public utility" as defined in Section 201(e) of the FPA, 16 U.S.C. (S) 824(e) (2000). PG&E is wholly owned by PG&E Corporation, a California corporation, which is an exempt holding company pursuant to Section 3(a)(1) of the Public Utility Holding Company Act of 1935 ("PUHCA"), as amended. 15 U.S.C. (S) 79c(a)(1) (2000).

          Prior to the summer of 2000, PG&E was one of the healthiest energy utilities in the United States, enjoying an investment grade credit rating of A+ by S&P in May 2000 and consistently paying dividends to its shareholders for 95 years. Beginning in June 2000, prices for power purchased on the wholesale market began to increase above the generation-related cost component of PG&E's retail rates (which at the time was 5.47 cents/kWh)./5/ Prices moderated somewhat in the fall of 2000 before spiking to unprecedented levels in November and subsequent months. The unweighted average price of electricity PG&E purchased for its customers was 15.3


______________________

/5/   On January 4, 2001, the California Public Utilities Commission ("CPUC")
adopted a temporary surcharge of 1 cent/kWh, increasing the amount recoverable in retail rates to 6.4 cents/kWh. Application of Southern California Edison Company (E 3338-E) for Authority to Institute a Rate Stabilization Plan with a Rate Increase and End of Rate Freeze Tariff, D.01-01-018, 205 PUR 4th 396, 2001 Cal. PUC LEXIS 44 (Jan. 4, 2001). In March 2001, the CPUC made the surcharge permanent and adopted an additional 3 cents/kWh surcharge. Application of Southern California Edison Company (E 3338-E) for Authority to Institute a Rate Stabilization Plan with a Rate Increase and End of Rate Freeze Tariffs, D.01-03-082, 207 PUR 4th 261, 2001 Cal. PUC LEXIS 217 (Mar. 27, 2001).

cents/kWh for June through August 2000; 13.7 cents/kWh for September through October 2000; and 26.8 cents/kWh for November through December 2000 compared to
4.2 cents/kWh for June through December 1999. Because the costs to PG&E of wholesale power vastly exceeded the revenues it was allowed to recover from retail ratepayers through the end of 2000 for generation-related costs, PG&E was forced to borrow billions of dollars in 2000 to pay wholesale suppliers. When PG&E was unable to obtain sufficient rate relief from the CPUC, each of the major credit rating agencies downgraded PG&E's securities to below investment grade and its access to capital markets was for all practical purposes cut off. /6/ In January of 2001, PG&E defaulted on various loan obligations because it was no longer creditworthy; as a result, it no longer met the requirements in the California Independent System Operator Corporation ("CAISO") tariff to purchase power under the tariff./7/ The net result of the reduction in credit ratings and the failure to meet CAISO requirements was to effectively deny PG&E the ability to purchase necessary wholesale power requirements either bilaterally or through the CAISO market.

          PG&E filed for Chapter 11 protection under the United States Bankruptcy Code ("Bankruptcy Code") on April 6, 2001 (the "Petition Date") in the United States Bankruptcy Court, Northern District of California, San Francisco Division, Case No. 01 30923 DM pursuant to 11 U.S.C. (S) 1101 et seq.
(2000). By the Petition Date, PG&E had incurred approximately $8.9 billion in power procurement costs that the CPUC refused to

_______________________

/6/   The circumstances that led PG&E to file for bankruptcy protection are discussed in more detail in the Section 203 application concurrently being filed with the Commission.

/7/   California Indep. Sys. Operator Corp., 94 FERC (P) 61,132, order on motion, 95 FERC (P) 61,026, reh'g denied, 95 FERC (P) 61,391 (2001) (addressing lack of creditworthiness).

allow PG&E to collect from its customers and had billions of dollars in defaulted debt and unpaid bills./8/

          On September 20, 2001, pursuant to Section 1121(a) of title 11 of the Bankruptcy Code, PG&E and PG&E Corporation filed a Plan for PG&E and Disclosure Statement./9/ To restore PG&E's financial health, the Plan provides for a disaggregation and restructuring of PG&E's business and the payment in full of all valid claims. Pursuant to the Plan, PG&E will create new limited liability companies and separate its operations into four businesses based on PG&E's historical functions: gas and electric distribution; electric transmission; electric generation; and interstate gas transmission. Specifically, on or before the Plan Effective Date:/10/

     . the majority of the assets generally associated with PG&E's current electric transmission business (the "ETrans Assets") will be transferred by PG&E to ETrans LLC ("ETrans"), and ETrans will operate as a separate electric transmission company thereafter;

     . the majority of PG&E's assets associated with its current gas transmission business (the "GTrans Assets") will be transferred to GTrans LLC ("GTrans"), and GTrans will operate as a separate interstate gas transmission company thereafter;

     . the majority of the assets associated with PG&E's current generation business will be transferred to Gen and/or its subsidiaries, and Gen will operate as a separate wholesale electric generation company thereafter; and

     . Reorganized PG&E will continue to provide electric and gas distribution services to its customers, and, if it is able to obtain sufficient assurances of

_____________________

/8/   The $8.9 billion includes approximately $6.6 billion incurred in purchasing power generated by third parties, and approximately $2.3 associated with PG&E's own generation assets.

/9/   "Plan of Reorganization Under Chapter 11 of the Bankruptcy Code for
Pacific Gas and Electric Company" Case No. 01 30923 DM (Bankr. N.D. Cal. Sept. 20, 2001).

/10/ The Plan Effective Date is defined in the Plan as 30 days after the later of the date the Bankruptcy Court signs the Confirmation Order and when specific conditions have been satisfied or waived. One of those conditions is the acceptance by this Commission of the PSA.

        recovery, resume procurement of power for its customers not provided by the PSA or the DWR.

     B.   Description Of Gen And Its Generating Resources

          After the Plan Effective Date, Gen would be an electric utility holding company that owns all the membership interests in 29 separate limited liability companies ("GenSub LLCs"), which have been created to hold title to various generation assets and related permits currently owned or held by PG&E./11/ Gen will lease such assets from the GenSub LLCs and pursuant to such leases will pay for all incremental capital requirements and the operating costs of the facilities, will have full responsibility for the operation and maintenance of such generating facilities, and will own all the power produced from the generating facilities. The GenSub LLCs will not have title to any of the power generated by the facilities and will not, therefore, be engaged in the sale of electric power. Instead, Gen will engage in the sale of power for resale from the generation facilities owned by the GenSub LLCs. Gen also will assume PG&E's rights in various agreements with third parties that entitle PG&E to the output of certain hydroelectric projects.

       Specifically, ownership of PG&E's conventional hydroelectric generation facilities, the Helms Pumped Storage Facility and the Diablo Canyon Nuclear Power Plant ("Diablo Canyon") would be transferred to the GenSub LLCs. The conventional hydroelectric facilities to be transferred consist of 26 FERC-licensed projects (one of which PG&E is a co-licensee) and three projects that are not required to be licensed by

___________________________

/11/   The formation of the GenSub LLCs will permit each LLC to incur asset-
based debt through financing vehicles such as a sale-leaseback arrangement.

FERC. PG&E's irrigation district and water agency power purchase contracts ("Irrigation District Contracts")/12/ would be transferred to Gen under the Plan. PG&E would transfer its wholesale power sales obligations under the Grizzly Development and Mokelumne Settlement Agreement ("Grizzly Agreement") to Bucks Creek LLC, one of the GenSub LLCs. Among other things, the Grizzly Agreement provides for certain cost-based power sales to Silicon Valley Power ("SVP") (also known as the City of Santa Clara). Gen will provide power to SVP on behalf of Bucks Creeks LLC.

     C.   Items Submitted With This Application

          Applicant submits the following items with this Application:

     Attachment A   -- Gen's Rate Schedule FERC No. 1, The PSA;

     Attachment B   -- Gen's Rate Schedule FERC No. 2, Interim Code of Conduct;

     Attachment C   -- A Notice of Filing suitable for publication in the
                       Federal Register, along with a copy on diskette.

     Exh. No. GEN-1 -- The testimony and exhibits of Mr. Roy Kuga explaining the PSA;

     Exh. No. GEN-2 -- The testimony and exhibits of Mr. Eugene T. Meehan addressing benchmark evidence;

     Exh. No. GEN-3 -- The testimony of Dr. Roy J. Shanker addressing the reasonableness of the non-price terms and conditions of the PSA; and

     Exh. No. GEN-4 -- The testimony of Mr. Joseph G. Sauvage addressing the need for the PSA to enable PG&E to emerge from bankruptcy.


____________________________

/12/   The parties to the various Irrigation District Contracts and the capacity rating of the units associated with each contract are listed in Schedule 1 to the PSA.

     D.   Communications


          Applicant respectfully requests that service of pleadings and deliveries of communications and correspondence concerning this matter be directed to the following:

               *  Earle H. O'Donnell
                  Donna M. Attanasio
                  Bruce A. Grabow
                  Dewey Ballantine LLP
                  1775 Pennsylvania Avenue, N.W.
                  Washington, D.C. 20006
                  Tel:  (202) 862-1000
                  Fax:  (202) 862-1093
                  eodonnell@dbllp.com

                  Joshua Bar-Lev
               *  William Manheim
                  Pacific Gas and Electric Company
                  77 Beale Street
                  San Francisco, CA 94105
                  Tel:  (415) 973-6628
                  Fax:  (415) 973-5520
                  WVM3@pge.com

*    Persons designated to receive service under 18 C.F.R. (S) 385.203(b)(3)
(2001).

III. THE POWER SALES AGREEMENT IS JUST AND REASONABLE TO REORGANIZED PG&E


          Applicant submits the testimony and exhibits of Mr. Roy Kuga, Director for Gas and Electric Supply at PG&E. See Exh. No. GEN-1. Mr. Kuga has extensive experience in long-term power sales contract development and market pricing. Mr. Kuga discusses the objectives PG&E sought to achieve and process that was employed to develop the PSA. Mr. Kuga explains that the PSA was the only option that would permit PG&E to: raise sufficient funds to enable PG&E to pay all valid creditor claims; emerge from bankruptcy quickly and as a financially viable company; ensure that retail ratepayers are protected from above-market rates and volatile rates; and ensure that

PG&E would have operating flexibility over a source of supply to meet and follow load effectively.

          Mr. Kuga explains that PG&E considered the possibility of a sale of its assets to a third party, an auction of the assets with a contract to buy back power, and a load auction. Each of these options had a number of factors that made them infeasible. Most importantly, PG&E was concerned that suppliers would not bid to serve its load or would have charged an above-market rate for their power because PG&E was not creditworthy. A sale of the Output of the Portfolio without such a buy-back requirement would likely have caused the Output to be sold to a creditworthy party rather than PG&E, which would have deprived ratepayers of access to this valuable Portfolio. Lastly, a sale of the assets to third parties would have been extremely tax inefficient and would have raised concerns within the State about possible out-of-state control of these hydro and nuclear resources. On balance, the PSA provided the only feasible means of accomplishing all of the noted objectives, including allowing Gen to incur sufficient debt to fund a substantial portion of PG&E's payments to creditors while preserving stable rates consistent with the market for a very long time.

          More specifically, the PSA is a 12-year agreement, thus ensuring that Reorganized PG&E's customers will have a continued source of power supply from a portfolio of assets for many years and at stable prices. Reorganized PG&E remains in control of the assets so it can best follow its load and provide ancillary services. By transferring PG&E's generating assets to Gen, Gen will be able to raise a significant amount of money from the debt-investment community based on the anticipated revenues under the PSA. (See testimony of Joseph G. Sauvage in Exh. No. GEN-4 hereto.) Gen will provide the proceeds of its debt issuance to PG&E, which PG&E will use to pay off its creditors and emerge from bankruptcy as a healthy and viable company.

          In the first year of the PSA, the capacity charge varies from $12.00 to $20.50/kW-Month per MW depending on the season. The energy charge is $8/MWh, except for energy from the Helms Pumped Storage Facility which costs $0.4/MWh. PSA, Confirmation Letter, Sections 1 and 2. This translates to a capacity, energy and ancillary services cost of approximately 4.6 cents/kWh in the beginning of the contract and a levelized rate of approximately 5.1 cents/kWh over the life of the contract (or 4.3 cents/kWh and 4.9 cents/kWh, respectively, for capacity and energy alone). Exh. No. GEN-1 (Kuga) at 6.

          Mr. Kuga discusses the various provisions of the PSA in detail. He explains why particular price and non-price provisions were added to the contract. He also explains that, in many cases, specific provisions in the PSA ultimately expose Reorganized PG&E to less risk than PG&E currently faces. Further, he explains that the PSA contains price and non-price terms and conditions that are at least as favorable as the terms PG&E could have negotiated in the open market particularly in light of its current financial condition. In sum, he concludes that the PSA is fair to Reorganized PG&E (and its customers) as well as to Gen. Exh. No. GEN-1 (Kuga) at 3.

IV.  SHOWING IN SUPPORT OF MARKET RATE UNDER SECTION 205 OF THE FPA

          Under Section 205(a) of the FPA, all rates for the sale of electric energy at wholesale in interstate commerce must be "just and reasonable." 16 U.S.C. (S) 824d(a)

(1994). Gen submits the PSA for acceptance under Section 205 as a market-based rate./13/ In Edgar, the FERC delineated a two-prong standard for assessing whether sales for resale at market-based rates between affiliates are "just and reasonable":

            Before allowing nontraditional pricing, the Commission has required a showing that there exists no potential abuse of self dealing or reciprocal dealing. If there has been a showing of no potential abuse of self-dealing or reciprocal dealing, the Commission has found that market-based rates may be acceptable if the seller can also demonstrate that it lacks market power . . . .

55 FERC at 62,167 (footnotes omitted).

     A. Benchmark Evidence Demonstrates That The PSA Is Representative Of The Market

         With regard to the first prong in Edgar, "no potential abuse of self dealing," the Commission is concerned that the public utility may "unduly favor[] the rates offered by its affiliate seller over lower rates offered by other nonaffiliate sellers." Id. at 62,167-68 (citation omitted). Hence, "the Commission must ensure that the buyer [(public utility)] has chosen the lowest cost supplier from among the options presented, taking into account both price and nonprice terms (i.e., that it has not preferred its affiliate without justification)." Id. at 62,168 (footnote omitted)./14/

________________

/13/ Because the PSA commits Gen's entire Portfolio to Reorganized PG&E for 11 years after the Effective Date, Gen is not seeking general authority to sell at market-based rates.

/14/ As the Commission clarified recently, the Commission's evaluation of affiliate contracts addresses concerns with "cross-subsidization and market power gained through the affiliate relationship" and establishes whether the rate is just and reasonable. Ameren Energy Mktg. Co, 96 FERC (P) 61,306 at 62,188 (2001).

          In Edgar, the Commission articulated three separate means by which a seller could demonstrate that the price in an affiliate transaction is free from preferential pricing. One means is the use of "benchmark evidence" of market value:/15/

          Boston Edison could offer . . . benchmark evidence which shows the prices, and terms and conditions of sales made by nonaffiliated sellers. This evidence could include purchases made by Boston Edison itself, or by other buyers in the relevant market. Two major considerations with respect to the credibility of the benchmark evidence would be whether the benchmark sales are contemporaneous and whether they are for similar services when compared to the instant transaction. The Commission would expect that the applicant include in the benchmark evidence any relevant sales in order to support the purchase from the affiliate, i.e., all contemporaneous sales for similar services in the relevant market would be included in the benchmark evidence.

55 FERC at 62,169 (footnote omitted).

          In Ocean State, the Commission authorized the sale of power from a generator to affiliated public utilities at market-based rates based on an evaluation of benchmark data. The Commission stated: "Under Edgar, the benchmark sales, which must be transactions in the relevant market, should be contemporaneous with, and involve service that is comparable to, the instant transactions." 59 FERC at 62,333.

          Earlier this year, FERC again applied Edgar and considered benchmark evidence in approving an affiliate contract. Ameren Energy Mktg. Co., 95 FERC
(P) 61,397, order granting clarif., 96 FERC (P) 61,306 (2001) ("Ameren").
Ameren Energy

_________________

/15/ A second means is "evidence of direct head-to-head competition between [the seller] and competing unaffiliated suppliers in a formal solicitation or in an informal negotiation process." Edgar, 55 FERC at 62,168. As the Commission stated in Ocean State: "If lack of affiliate abuse is demonstrated by benchmark evidence of market value, Edgar does not require that the applicant also present evidence of head-to-head competition between the seller and unaffiliated suppliers and evidence of prices nonaffiliated buyers were willing to pay the seller." Ocean State, 59 FERC at 62,332 n.84 (emphasis in original). In any event, as discussed above, Kuga explains why, under these circumstances, an auction was infeasible. See Exh. No. GEN-1 (Kuga) at 18-20.

Marketing Company ("AEM"), a power marketing affiliate of Union Electric Company (d/b/a AmerenUE), was a successful bidder in response to a request for proposals that AmerenUE issued. The terms of a power sales agreement were negotiated. AmerenUE "undertook its own benchmark analysis to determine the market value of the energy and capacity underlying the PSA and to verify that the pricing terms were fair and reasonable." 95 FERC at 62,482. Over the objections of intervenors, FERC conditionally accepted the power sales contract. It found the capacity rate to be acceptable benchmark evidence AmerenUE submitted, including the terms of an agreement between AEM and a non-affiliate, and two offers that AEM (the affiliated seller) had been negotiating with third parties. See id. at 62,484.

          Applicant includes with this Application benchmark data to demonstrate that the PSA is not preferential, is representative of the market, and is thus just and reasonable. Mr. Eugene T. Meehan, an economist, Senior Vice President with National Economic Research Associates ("NERA"), and co-chair of NERA's energy practice, reviews firm, long-term, market-based power agreements contemporaneously entered into by unaffiliated sellers for bulk power deliverable in California. Mr. Meehan demonstrates that the price in the PSA is well within the range of this benchmark evidence. Further, Mr. Meehan demonstrates that the non-price terms and conditions of the PSA are comparable to those in the benchmark evidence./16/ See Exh. No. GEN-2 (Meehan).

_________________

/16/   Applicant is providing supporting documents for Mr. Meehan's analysis, including copies of the DWR contracts, on CD-ROM and will provide hard copies upon request.

          1.  The Relevant Market

          In Ocean State, the Commission stated:

               Ocean State II defines the relevant market as "the market for delivered long-term baseload capacity and energy in New England in late 1987 through 1988." We agree that the market for long-term bulk
                                    -------------------------------------------
          power--the same product sold by Ocean State II--is the relevant
          ---------------------------------------------------------------
          product market.
          --------------

               A geographic market consists of those suppliers that can supply the relevant product to a buyer or set of buyers. . . . [that] have the same supply choices as the [applicant]. The relevant geographic market is determined by sellers that could supply [the relevant]
          buyers . . . .


59 FERC at 62,333 (footnotes omitted) (emphasis added). In Ameren, there was no discussion about the relevant market. However, the benchmark evidence in that case involved an evaluation of bids and normalized prices for delivery of power to the Ameren system. Ameren, 95 FERC at 62,482; see also "Affidavit of Mr. Richard A. Voytas," Attachment 4 (filed Apr. 27, 2001) ("Voytas Affidavit") in the Ameren proceeding.

          Under the PSA, Gen will sell "Unit Firm" power to Reorganized PG&E from the Portfolio, which is a mix of baseload and peaking capacity. Further, the PSA is a long-term agreement--a 12-year term with an expected start date near January 2003--for the delivery of power in California. Consistent with Ocean State, Mr. Meehan has limited the comparison group to contracts that include "the same product sold" by Gen. Specifically, Mr. Meehan defines the relevant market as the market for firm, long-term baseload and peaking capacity and energy for a duration of approximately 10-15 years with a start date expected near January 2003. Also consistent with Ocean State, Mr. Meehan explains that the relevant region must be limited to "any supplier that is located in the state of California who can deliver electric energy to Reorganized PG&E and any supplier located outside of California who can deliver electric energy to Reorganized PG&E at the California border." Exh. No. GEN-2 (Meehan) at 18.

          2.  Contemporaneousness

          In Ocean State, the applicant selected, and the Commission accepted, as the relevant period, late 1987 through 1989 because it "reflect[ed] the period during which the purchasers made their decisions to contract with Ocean State II" and when certain of the commitments resulted in a power contract. Ocean State, 59 FERC at 62,334 (footnote omitted). In Ameren, the relevant period was not discussed per se; however, benchmark evidence offered was limited to discussions, bids, and transactions received during the time when market participants were responding to the utility's request for provision of capacity and energy (i.e., the same time as the resulting affiliate contract). Ameren, 95 FERC at 62,482; see also Voytas Affidavit at 4-7 and Attachment 4.

          Mr. Meehan undertook an extensive search to locate all publicly available long-term capacity and energy (baseload and peaking) contracts in the United States entered into between May 2000 and the date of this Application, and in the process reviewed and evaluated over 100 contracts to determine which could provide power to Reorganized PG&E or reflect market conditions relevant to the California market./17/ As

_________________

/17/   Mr. Meehan's review included contracts that were entered into since May
2000 for a period comparable to the term of the PSA for deliveries outside California, as such contracts might be considered comparable even if they involved buyers and sellers outside of California (the relevant market). This review also included publicly available contract north of Path 15, Bonneville Power Administration contracts executed over the last two years, and nuclear buy-back agreements associated with recent sales of nuclear assets throughout the United States. Mr. Meehan explains why each of these types of contracts were not comparable and thus could not used in his benchmark analysis. Exh. No. GEN-2 (Meehan) at 30. In many cases, the price terms were commercially sensitive and not disclosed and thus were not useful for benchmarking purposes. Ultimately, he concluded that contracts for delivery outside California reflected the costs and market conditions in those other regions and, thus, are not indicative of the options available to a buyer in the California market for long-term energy, capacity and ancillary services. See Ocean State, 59 FERC at 62,333-34 (noting that "[t]he relevant geographic market is determined by sellers that could

Mr. Meehan explains, if market prices were higher during the period when the PSA was developed (following the filing for bankruptcy on April 6, 2001 through early fall 2001) than at other times during the contemporaneous period selected by Mr. Meehan, the lower prices in effect during these earlier periods will be reflected in the least cost price, thereby reducing that price relative to the prices actually in effect when the PSA was developed. On the other hand, if market prices were lowest during the period that the PSA was developed, expanding the contemporaneous period to include higher priced earlier transactions will not affect the least cost price.

          3.  Comparability

          In Edgar, the Commission said the benchmark evidence must encompass "similar services when compared to the instant transaction." 55 FERC at 62,169. Likewise, in Ocean State, the Commission considered whether the benchmark evidence included "service . . . comparable to[] the instant transactions." 59 FERC at 62,333. Under a strict application of Ocean State, service similar to that available under the PSA is firm, long-term baseload and peaking capacity and energy, with a duration of approximately 10-15 years, and a start date expected near January 2003./18/ Mr. Meehan

_________________

supply [the relevant] buyers . . . ."). Notably, Mr. Meehan concludes the
"results of this review [of the other contracts in the United States] did not yield any indication that the DWR contracts I am relying on were unreasonable." Exh. No. GEN-2 (Meehan) at 73.

/18/   In Ocean State, the Commission noted that 10 of the projects within applicant's benchmark evidence were "more comparable to Ocean State II with respect to size and technology," and thus, the Commission focused on these projects. Id. at 62,334. The PSA Portfolio includes 110 hydroelectric units, 7 Irrigation District Contracts with 19 units, and a nuclear plant with 2 units. None of the contemporaneous, long-term DWR contracts in the relevant market involve hydroelectric and/or nuclear plants. Applicant submits that because nuclear and hydro resources cannot be replicated easily, if at all, the appropriate standard for the Commission to consider is comparability of product, not comparability of project type. If Reorganized PG&E or any buyer in this market were to seek a new source of supply, its choices would likely be limited to gas or wind, which is evidenced, for example, by the recent long-term DWR contracts. Indeed, for nuclear, no new construction application has been filed with, and no construction permit has been issued by, the Nuclear Regulatory Commission since the 1970s, and existing hydroelectric projects are found on nearly all of the principal watershed resources in the market. Moreover, accounts for this mix by focusing on the ability of comparable transactions to replicate the pattern of generation output that is typical of the Portfolio that will be produced under the PSA. His analysis examines how the contracts available in the relevant market could be assembled on a least-cost basis to replicate that pattern of generation. Mr. Meehan also notes that the Portfolio will produce a significant amount of ancillary services - 60% to 70% of the requirements for ancillary services in its service territory - and thus has substantial additional value to Reorganized PG&E. Thus, it is necessary to consider whether any of contracts in the relevant market provide ancillary services. Ultimately, he explains that few of the contracts provide this added value, and thus he makes an adjustment to account for the lack of ancillary services for those that do not provide ancillary services.

          In the end, of the contracts reviewed, Mr. Meehan identifies the agreements executed by the DWR as those occurring in the relevant market during the relevant time period. To be conservative, Mr. Meehan excludes four groups of DWR contracts that are not comparable to the PSA. Each category, if included, would have increased the cost of the comparison group. (Moreover, as noted below, each excluded category has an average price that exceeds the average, levelized price in the PSA conservatively calculated by Mr. Meehan to be $52.29/MWh.) These categories are:

___________________

generally buyers are not requesting to purchase from a specific "type" of project. Buyers in today's market simply seek firm power with the characteristics that meet their needs. Indeed the Edison Electric Institute/National Energy Marketers Association Master Agreement, which is a widely used form of agreement in the power industry and which served as the basis for the PSA, reflects a wide variety of products, including "Energy," "Firm (LD)," "Firm Transmission Contingent," "Firm (no Force Majeure)," "Non-Firm" and "Unit Firm," without any reference to fuel type. Thus, for this market, comparability of product-firm, long-term baseload and peaking power-is the appropriate and relevant factor to assess.

     . Short-term transactions. Comprised of contracts expiring prior to or during 2006. Each of these contracts is more expensive than the PSA, with a weighted average price of $100 per MWh.

     . Discounted transactions. Comprised of long-term contracts with generally fixed rates that offer steep discounts during 2001 and 2002, which Mr. Meehan believes could have lead to inflated prices in 2003 and beyond. Each of these contracts is more expensive than the PSA, with an average price of $84 per MWh.

     . Wind power transactions. Comprised of contracts tied to wind resources that cannot reliably replicate the generation profile associated with the PSA assets. Each of these contracts is more expensive than the PSA, with an average price of $62 per MWh.

     . Fixed gas price transactions. Comprised of contracts with fixed gas prices entered into before May 2001, when gas prices began to stabilize. Each of these contracts is more expensive than the PSA, with the least expensive having a levelized price of $61 per MWh.

Because Mr. Meehan's results reflect the least cost among comparable resources/contracts, including these contracts (which are more expensive than the contracts upon which Mr. Meehan's analyses are based) in the benchmark data would not have affected the results of the analyses.

          Mr. Meehan focuses on nine contracts that are "in the relevant market, ... contemporaneous with, and involve service that is comparable to" the PSA, as his "comparison group."/19/ Ocean State, 59 FERC at 62,333 (citing Edgar, 55
FERC at 62,169). For comparison purposes, Mr. Meehan treats these nine contracts as eleven contracts -- seven peaking contracts and four base load contracts -- because two of the contracts have separate base load and peaking products. These contracts were entered

____________________

/19/   In Ocean State, the applicant submitted benchmark evidence consisting of
33 projects of which the FERC focused on only 10 projects. Ocean State, 59 FERC at 62,334. The benchmark evidence supplied in Ameren was much more limited. In Ameren, the applicant relied on "direct head-to-head competition," as espoused in Edgar, as well as benchmark evidence consisting of a single agreement and two sale offers made during the relevant period, to justify the rate in its affiliate contract. Ameren, 95 FERC at 62,483.

into between April and August 2001, except for one contract entered into in February by the DWR. That earlier contract provides that fuel costs, which generally represent the single largest cost element of the contract, track the actual gas prices. Thus, the price tracks the market. Inclusion of this particular contract reduces the cost of the comparison group. See Exh. No. GEN-
                    -------
2-9.

          Mr. Meehan is aware of recent criticism of the DWR contracts. Nonetheless, he explains why his comparison group of DWR contracts is an appropriate benchmark:

     Q. The press has reported that the State of California is unhappy with the DWR contracts and will attempt to renegotiate them. Given the intent to renegotiate, do you believe these contracts are a proper measure of market conditions?

     A. I believe that the transactions in the Comparison Group are indeed a reasonable measure of the contemporaneous market for long-term bulk power in California. It is clear that not all of the contracts, nor all of their terms are being challenged. My analysis focuses on the least expensive contracts and primarily relies on contracts signed in May through August. The one earlier contract included in the analysis (Sempra) has must-take provisions that some may find objectionable. For the purposes of my analysis, I assume those must-take energy provisions are eliminated. I have excluded the higher priced DWR contracts from the analysis.

        As I have previously testified, conditions in the spot market in early 2001 may well have led to circumstances in which the contracts signed early in the year may reflect buyer panic. Those contracts are excluded from my analysis ....

Exh. No. GEN-2 (Meehan) at 59.

        4.  Analysis of Price

        In Ocean State the Commission stated:

               As Edgar recognized, the comparative analysis of benchmark evidence can be quite complicated, because of variations in price structures, operating characteristics and nonprice terms among the various projects included [in the benchmark sample]. Moreover, as Edgar explains, because pricing formulas are common, "the analysis will rely to a great extent on projections of formula variables (e.g., fuel cost, plant factors and economic indices) over the life of each project. The assumptions underlying these projections and the significance ascribed to nonprice factors are critical to the analysis."

Ocean State, 59 FERC at 62,335 (citing Edgar, 55 FERC at 62,129). Hence, in Ocean State, the applicant made price comparisons by making "certain stated assumptions" with regard to fuel price escalation, inflation rates, O&M expenses, availability factors, and capacity factors so that the price of each contract could be restated in mills/kWh based on these common assumptions. See id.

          Likewise, because the PSA and the contracts in the comparison group each have different formula rates, Mr. Meehan determines nominal levelized prices for each of the contracts on a per MWh basis over the contract period using the levelization method accepted by the FERC in Ocean State. The levelized prices take into account the following factors: availability and dispatch; natural gas prices; inflation rate; and discount rate. In addition, Mr. Meehan accounts for the value of ancillary services that are available to Reorganized PG&E from the PSA. Each of these factors are discussed more fully below.

          Availability and Dispatch. Mr. Meehan conservatively assumes that all of the units covered by the contracts in the comparison group will be dispatched at their highest (summer) contractually guaranteed availability for the maximum possible number of hours. As Mr. Meehan explains, because each of the contracts includes significant fixed charges (i.e., charges that the buyer must pay whether or not the units are dispatched), by maximizing the number of hours per year that the units are dispatched, the fixed costs are spread over the broadest set of hours and thus the price per MWh is (conservatively) minimized. In contrast, he does not assume the PSA Portfolio units will be dispatched for the maximum possible number of hours. Rather, he assumes that the PSA will produce the amount of energy that can be produced in a typical hydrological year. Exh. No. GEN-2 (Meehan) at 44.

          Natural Gas Prices. The energy price for each contract in the comparison group is indexed to gas prices. Mr. Meehan develops an expected or base estimate of levelized gas prices over the term of the PSA (the "base case") using 2001 Energy Information Administration Annual Energy Outlook ("EIA AEO") gas forecast data. Mr. Meehan notes that the EIA AEO levelized base case gas price is considerably less than the recent price quoted by Enron for a 10-year swap for Henry Hub. This indicates that a party today would actually have to pay more to hedge future gas purchases than the prices used in Mr. Meehan's forecast. This, again, demonstrates that the pricing for these comparison contracts is relatively conservative or low.

          Because "the assumptions for gas prices over the term of the contract are critical to the price comparison," Exh. No. GEN-2 (Meehan) at 38, Mr. Meehan also tests the sensitivity of his analysis to gas prices by re-performing the analysis with a reasonable low estimate and high estimate of gas prices. His "low" gas price case is a substantial 15% decrease from the base case. He confirms that his low gas price forecast is reasonable by comparison to the EIA low economic growth scenario and historic data. The results demonstrate that his low gas forecast is very conservative, being well below EIA forecasts and at the low end of observed historic prices. For the "high" gas price case, he increases the base case forecast by 10 percent. See Exh. No. GEN-2 (Meehan) at 40-41; Exh. GEN-2-10.

          Discount Rate. Mr. Meehan levelizes contract prices using a 9% discount rate, which is the rate Mr. Kuga uses in his Exhibits. See Exh. No. GEN-1-1 (Kuga) at 37. Mr. Meehan tests the sensitivity of his analysis to the discount rate by re-performing the analysis with a 5% discount rate. See Exh. No. GEN-2-16 (Meehan).

          Ancillary Services. Output under the PSA will be used by Reorganized PG&E to provide a substantial amount of ancillary services. Mr. Meehan estimates the value of these ancillary services, using conservative assumptions, to be $2.50/MWh. Under the PSA, the value of these ancillary services accrue to Reorganized PG&E whether sold or used to offset Reorganized PG&E's requirements. Only two of the comparison group contracts provide ancillary services. Therefore, to make the comparison group contracts comparable to the PSA, Mr. Meehan adds the ancillary services value of $2.50/MWh to the levelized price of all but two of the contracts in the comparison group in order to determine a true comparative price per MWh. Exh. No. GEN-2 (Meehan) at 44-45.

          Helms Pumped Storage. Mr. Meehan subtracts the value of energy required for Helms pumping and values that energy at the PSA price of $52.29/MWh. Because, in actuality, the price to pump Helms in the off-peak hours will be less than the PSA price, Mr. Kuga account for energy to pump Helms at lower off-peak prices. See Exh. No. GEN-1-1. Thus, Mr. Kuga's method for determining the levelized price of the PSA results in a cost that is about $0.91/MWh lower than Mr. Meehan's estimate. ($52.29/MWh versus $51.38/MWh.) Although Mr. Meehan agrees that Mr. Kuga's method is more accurate, Mr. Meehan chooses not to use it, employing instead a PSA levelized price that is $0.91/MWh higher, which for comparison purposes, again errs on the side of being conservative. Exh. No. GEN-2 (Meehan) at 45-46.

          After applying these levelizing assumptions, Mr. Meehan performs three benchmark analyses to demonstrate that the price of the PSA is comparable to the market.

               a)  Individual contract price comparison.

          This analysis follows the Edgar-Ocean State paradigm of comparing the PSA to each individual contract. The results are contained in Mr. Meehan's Exh. No. GEN-2-9 and are summarized in the following table:

                             Levelized Price of PSA
                         and Comparison Group Contracts

---------------------------------------------------------------------------------------------
                                                   Price ($/MWh)
---------------------------------------------------------------------------------------------
                           Base Gas Case            Low Gas Case           High Gas Case
---------------------------------------------------------------------------------------------
PSA                                     52.29                   52.29                   52.29
---------------------------------------------------------------------------------------------
PacifiCorp                              54.23                   50.11                   56.97
---------------------------------------------------------------------------------------------
Sempra Baseload                         55.49                   51.44                   58.19
---------------------------------------------------------------------------------------------
Sempra Peak                             69.49                   64.09                   73.09
---------------------------------------------------------------------------------------------
Clearwood Electric                      69.90                   69.90                   69.90
---------------------------------------------------------------------------------------------
Coral Peak                              76.71                   74.26                   78.34
---------------------------------------------------------------------------------------------
Coral Baseload                          76.71                   74.26                   78.34
---------------------------------------------------------------------------------------------
Wellhead (Gates)                        79.06                   73.66                   82.66
---------------------------------------------------------------------------------------------
Fresno                                  91.43                   84.15                   96.29
---------------------------------------------------------------------------------------------
CalPeak (Midway)                        94.54                   88.98                   98.24
---------------------------------------------------------------------------------------------
GWF                                     95.87                   89.91                   99.91
---------------------------------------------------------------------------------------------
Alliance Colton                        119.96                  112.88                  124.68
---------------------------------------------------------------------------------------------

          As the data demonstrates, the price in the PSA is lower than each individual benchmark contract under all gas scenarios, with the exception of two baseload contracts in the low gas scenario. Base load contracts would be expected to be less costly than a mix of base load and peaking plants like the PSA Portfolio. Furthermore, as noted, Mr. Meehan's analysis includes a number of conservative assumptions (e.g., the cost of pumping energy for Helms) and a very conservative gas case in which gas prices are assumed to be 15% less than the 2001 EIA AEO gas forecast. In this regard, Mr. Meehan explains that locking in the cost of gas today based on a market quote would produce costs for PacifiCorp and Sempra that are higher than the high gas case. Exh. No. GEN-2.

          Mr. Meehan also lists the levelized prices for all DWR contracts executed during the relevant period that he chose to exclude from the comparison group for the reasons stated above. The results demonstrate that the levelized price for each of these contracts, which, under the base case assumptions, range from $55/MWh to $248/MWh, is higher than the $52.29/MWh in the PSA. Exh. Nos. GEN-2-1, 2-2, and 2-3.

               b) Comparison to a least cost optimal portfolio constructed from the comparison group.

          Because the PSA portfolio is much larger than any single contract within the comparison group, Mr. Meehan undertakes an analysis that determines the cost of a optimal portfolio of contracts from the comparison group, assuming each contract is infinitely scalable, producing the same energy pattern as the PSA Portfolio. Mr. Meehan performs a "cross over" analysis, which he explains "is a standard practice in the industry, used to calculate the lowest cost combination of resources to meet a profile of energy use, given the fixed and variable costs of the plants concerned." Exh. No. GEN-2 (Meehan) at 49. From the comparison group, Mr. Meehan, again applying conservative assumptions, determines the least cost combination of contracts to meet the PSA profile, which are as follows:

                Optimal Portfolio of Comparison Group Contracts
                              Meeting PSA Profile

----------------------------------------------------------------------------------------------
  Contract        Execution     Capacity in      Utilization      Energy in     % of Energy in
                     Date        Portfolio         Factor         Portfolio       Portfolio
----------------------------------------------------------------------------------------------
PacifiCorp          7/6/2001      3,708 MW            91%         29,637 GWh          88%
----------------------------------------------------------------------------------------------
Sempra Peak         2/28/2001       612 MW            81%          2,443 GWh           7%
----------------------------------------------------------------------------------------------
CalPeak             8/14/2001       195 MW            86%            416 GWh           1%
----------------------------------------------------------------------------------------------
Wellhead            8/13/2001      2,066 MW           16%          1,362 GWh           4%
----------------------------------------------------------------------------------------------


See Exh. No. GEN-2 (Meehan) at 50-51. Mr. Meehan then applies the relative weightings of each of these four contracts in terms of MWhs to the $/MWh cost of each contract at its minimum cost point (i.e., maximum energy availability) to compute the comparison portfolio cost for the least cost dispatch. Mr. Meehan explains that this is a conservative assumption because it likely underestimates the price per MWh of the optimal portfolio since fixed costs likely would be spread over fewer MWh than the maximum available under the contracts. The results demonstrate that the levelized price in the PSA is less than the levelized price in the constructed comparison portfolio under the base case, low and high gas scenarios. The results are in Exh. No. GEN-2-15 and are summarized in the following table:

                             Levelized Price of PSA
                             and Optimal Portfolio

---------------------------------------------------------------------------------------------
                                                   Price ($/MWh)
                                                   -------------
                           ------------------------------------------------------------------
                           Base Gas Case            Low Gas Case           High Gas Case
---------------------------------------------------------------------------------------------
PSA                            52.29                   52.29                   52.29
---------------------------------------------------------------------------------------------
Optimal Portfolio              56.82                   52.55                   59.67
---------------------------------------------------------------------------------------------

               c) Comparison to an optimal portfolio of least cost contracts constructed from the comparison group accounting for sales to and purchases from the market.

          In his final analysis, Mr. Meehan takes the constructed least cost optimal portfolio and adds an allowance to account for the ability of the optimal portfolio to execute market purchases and sales. He uses 1999 actual hourly price data from the California Power Exchange and derives an estimated hourly system marginal heat rate that is applied to the base case, low gas and high gas forecast prices. He conducts a sensitivity analyses, applying a 10% +/- margin to the system heat rates in all hours. Again, applying conservative assumptions that favor the benchmark portfolio, the results demonstrate that the price in the PSA is less than the price in the portfolio under all scenarios are in Exh. No. GEN-2-15, and are summarized in the following table:

                             Levelized Price of PSA
                 and Optimal Portfolio with Market Transactions

---------------------------------------------------------------------------------------------
                                 Base Market Heat Rate Case
---------------------------------------------------------------------------------------------
                                                   Price ($/MWh)
                                                   -------------
                           ------------------------------------------------------------------
                           Base Gas Case            Low Gas Case           High Gas Case
---------------------------------------------------------------------------------------------
PSA                            52.29                   52.29                   52.29
---------------------------------------------------------------------------------------------
Optimal Portfolio              58.85                   55.63                   60.98
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                 Low Market Heat Rate Case
---------------------------------------------------------------------------------------------
                                                   Price ($/MWh)
                                                   -------------
                           ------------------------------------------------------------------
                           Base Gas Case            Low Gas Case           High Gas Case
---------------------------------------------------------------------------------------------
PSA                            52.29                   52.29                   52.29
---------------------------------------------------------------------------------------------
Optimal Portfolio              59.75                   56.37                   61.99
---------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------
                                 High Market Heat Rate Case
---------------------------------------------------------------------------------------------
                                                   Price ($/MWh)
                                                   -------------
                           ------------------------------------------------------------------
                           Base Gas Case            Low Gas Case           High Gas Case
---------------------------------------------------------------------------------------------
PSA                           52.29                    52.29                   52.29
---------------------------------------------------------------------------------------------
Optimal Portfolio             57.67                    54.67                   59.65
---------------------------------------------------------------------------------------------

               The data from these optimal portfolio analyses enables Mr. Meehan to conclude:

                    These [price] analyses demonstrate that the PSA is superior
                                                            -------------------
               in all cases to the optimal replacement contract portfolio. The
               ----------------------------------------------------------
               PSA achieves a lower price than would be achieved under the comparison portfolio even assuming low future gas costs under base and sensitivity market price scenarios for hourly prices. Unlike the comparison portfolio, the PSA is not indexed to gas. Hence, to the extent that gas prices exceed those in the low scenario, the PSA will compare even more favorably.

Exh. No. GEN-2 (Meehan) at 55 (emphasis added).

          Finally, Mr. Meehan tests the results of all three analyses for sensitivity to discount rate and, under all three gas scenarios, for sensitivity to inflation. The results confirm that the price in the PSA is still lower than the price of each individual contract in the comparison group under all gas scenarios (except for the two baseload contracts in the low gas case as discussed above) and in comparison to the optimal portfolio of contracts. Exh. No. GEN-2-16, GEN-2-17, GEN-2-18, GEN-2-19.

                    d)  Price conclusions

          The contracts in Mr. Meehan's comparison group comport with the Commission's requirements in Edgar and Ocean State. They represent contracts contemporaneously entered into by non-affiliates for delivery of power in California during the same time period that the PSA was developed. The data demonstrate conclusively that the price in the PSA is at least as favorable or better than what Reorganized PG&E could have negotiated in the open market./20/ This was determined by

_____________________

/20/    Indeed, both Mr. Kuga and Mr. Meehan demonstrate that the price in the
PSA is lower than the price recently determined and approved by the CPUC for QF contracts. See Exh. No. GEN-1 (Kuga) at 12; Exh. No. GEN-2 (Meehan) at 73-74.

applying conservative and, as Mr. Meehan explains, sometimes unlikely assumptions for the purpose of developing the most favorable benchmark analysis, i.e., the lowest possible cost for the comparison group. Hence, consistent with Edgar and Ocean State, Applicant submits that the price in the PSA is just and reasonable under Section 205 of the FPA. Accordingly, the Commission should accept it for filing.

          5.  Analysis of Non-Price Terms

          In Ocean State, the Commission also assessed specific non-price terms of the affiliate contract to the benchmark evidence. Ocean State, 59 FERC at 62,337. (No such comparison was made or required in Ameren.) Mr. Meehan performs a similar comparative analysis for specific non-price terms and conditions in the PSA relevant to compare to the comparison group. Specifically, he addresses:
(1) dispatchability; (2) availability guarantees; (3) fuel price risk; (4) development and regulatory risk; (5) water risk; (6) inflation; (7) taxes; and
(8) purchase and renewal options. In each instance, Mr. Meehan explains why the PSA is equivalent or superior to comparable non-price terms and conditions in the comparison group, demonstrating that the PSA is just and reasonable.

          As demonstrated by Mr. Meehan's testimony, the PSA is no more risky, and, in many regards, significantly less risky, to the buyer than the contracts entered into by DWR. In particular, under the PSA, Reorganized PG&E is insulated from (1) escalations in the price of natural gas and (2) development delays -- two risks that are

_______________

/21/ These are similar to the non-price terms and conditions that were relevant in Ocean State, which were: (1) developmental assurance; (2) dispatchability;
(3) flexibility of maintenance scheduling; (4) operations oversight; (5) availability penalties; (6) protection against project failure; (7) fuel type;
(8) contract term; and (9) price after contract expiration. 59 FERC (P) 62,337.

accepted by DWR. Further, Reorganized PG&E has the ability to mitigate the affects of potentially uneconomic energy purchases via its dispatch control over the Portfolio.

          Mr. Meehan does identify water risk as a unique risk assumed by Reorganized PG&E under the PSA. He explains that Reorganized PG&E accepts the water risk with respect to the hydroelectric facilities, i.e., Reorganized PG&E's capacity charge will not change based on water availability. The availability of water is not within the control of either party. As explained by Mr. Kuga, Reorganized PG&E can manage this risk due to seasonal patterns and its ability to dispatch energy from the portfolio. The impact of a dry year is normally felt during the early spring, when demand is not at its peak.
Moreover, during wet years, the output for hydro units increases and this increases power available to Reorganized PG&E. In the aggregate, Reorganized PG&E can manage this risk (as PG&E has done in the past) better than Gen because Reorganized PG&E can preferentially dispatch hydro generation into the peak load demand hour so that the effects of the lower hydro availability is primarily focused in low value periods. See Exh. No. GEN-1 (Kuga) at 50.

          The obligation to maintain a high degree of physical security for Diablo Canyon and the attendant regulatory compliance cost also is a fact unique to the PSA. See PSA, Special Condition 14. In this case, the parties have agreed to "equitably" adjust the Capacity Charges based on factors such as the duration of the time and extent to which Diablo Canyon will remain subject to the PSA; the remaining life of any capital items; and the existing obligations of the parties. If Gen and Reorganized PG&E cannot agree on an equitable adjustment, the matter will be submitted to the FERC./22/

          Several of the DWR contracts, including one in the comparison group, impose significant risks on DWR. Dynegy, for example, requires DWR to pay a pro rata share of any new or upgraded pollution control equipment required by new or existing laws in order to supply the contract energy. In addition, GWF, which is part of the comparison group, allows the seller to terminate the agreement without penalty if new legal requirements impose costs in excess of $2.5 million in the aggregate in any year, unless DWR and the seller can agree on a price adjustment. See Exh. No. GEN-2 (Meehan) at 78.

          In sum, Mr. Meehan concludes that the non-price terms of the PSA are at least as favorable to the buyer as the terms of the DWR contracts. In addition, Dr. Roy Shanker, who demonstrates why the non-price terms and conditions of the PSA are reasonable in comparison to industry norms and in light of the economic balance sought by Gen and Reorganized PG&E. See Exh. No. GEN-3.

      B. The Lack of Market Power By PG&E, Gen and Its Affiliates Confirms That The Benchmark Evidence Is Reliable

          The second prong the Commission articulated in Edgar and applied in Ocean State to assess whether the contract at issue was just and reasonable is whether
_____________

/22/ FERC recently noted increased costs may need to be incurred generally for electric plants in the United States and provided for rate recovery of these costs: "In light of tragic events that have taken place in our country [on
September 11, 2001,] . . . . we will approve applications to recover prudently incurred costs necessary to further safeguard the reliability and security of our energy supply infrastructure in response to the heightened state of alert. Companies may propose a separate rate recovery mechanism, such as a surcharge to currently existing rates or some other cost recovery mechanism.") Extraordinary Expenditures Necessary to Safeguard National Energy Supplies, 96 FERC (P) 61,299 at 62,129 (2001).

"the benchmark evidence was [] distorted by exercise of market power by the seller or its affiliates." Ocean State, 59 FERC at 62,333 (footnote omitted). The concern is that "the price the seller charges its affiliated buyers for the seller's power -- is too high" in relation to market prices because the benchmark data was improperly distorted by the exercise of market power. Id. at 62,337. Applicant addresses this concern. First, neither PG&E nor its affiliates are affiliated with any of the comparison group projects. Hence, they could not have influenced and did not influence the results in those transactions, including, for example, the decisions made by DWR to execute many of the benchmark contracts. Ocean States, 59 FERC at 62,337. Second, and in any event, neither PG&E nor any affiliate possesses market power as discussed below.

          1.  PG&E Has No Market Power In Generation

          Gen did not exist as an entity at the time the contracts in the benchmark sample were negotiated. PG&E has not possessed, and could not have exercised, market power during this period. PG&E's load vastly exceeded its generation. Pursuant to state policy, it sold virtually all of its fossil capacity and all of its geothermal capacity during the years 1998 to 1999. Even prior to those sales, PG&E was a net purchaser of power. After the generation sales, PG&E's net purchase position was more than 6,000 MW greater. Prior to December 15, 2000, all of PG&E's output from its remaining power plants was sold to the California PX pursuant to requirements established by the CPUC. After FERC's December 15, 2000 order,/23/ PG&E's output has been dedicated to its native load. PG&E has not withheld any capacity during this period which could have
_____________

/23/ San Diego Gas & Elec. Co. v. Sellers of Energy and Ancillary Servs., 93 FERC (P) 61,294 (2000), clarified, 94 FERC (P) 61,005 (2001), reh'g pending.

had the effect of driving up prices in the DWR contracts. Indeed, PG&E had every incentive to act in a manner that would reduce the rates for sales to DWR. DWR has a claim to recover all its purchased power costs from ratepayers. From the effective date of DWR's enabling act, February 1, 2001, and onwards, DWR, the CPUC, and State leaders have emphasized their intent to limit or restrict any retail rate increases necessary for recovery of DWR's or PG&E's costs under the existing AB 1890 rate freeze./24/ Only later in March, 2001 did the CPUC finally authorize a significant retail rate increase to cover PG&E's and DWR's going-forward procurement costs, and even then the CPUC left open the possibility that DWR's future costs would be recovered by diverting revenues previously authorized to cover PG&E's own costs of generation. Thus, any future CPUC-authorized allocation that DWR may recover from PG&E's ratepayers, absent a corresponding rate increase, may reduce the amount remaining for PG&E to recover its generation-related costs from ratepayers. PG&E, therefore, had no incentive to cause inflated DWR rates that could potentially result in unrecoverable costs to PG&E. Moreover, PG&E is not creditworthy and thus was not a credible market participant. In sum, PG&E did not and does not possess generation market power. See Exh. No. GEN-2 (Meehan) at 79-81.

          PG&E Corporation indirectly owns interests in energy subsidiaries and energy affiliates through its wholly-owned subsidiary PG&E National Energy Group ("NEG"). However, only four NEG-related plants were operating in the West during
___________

/24/ California Assembly Bill 1890, 1996 Cal. Stat. ch. 854 (1996).

April to November of this year, and the output of these projects was committed to long-term, fixed rate contracts./25/

          In sum, none of Gen, PG&E or an NEG affiliate could have exercised market power to distort the benchmark evidence.

          2.  PG&E Has No Market Power In Transmission

          Neither Gen nor any NEG energy affiliate currently owns or operates facilities for the transmission of electricity in interstate commerce./26/ During the relevant period, PG&E is the only relevant entity that owned transmission facilities. PG&E is a participating transmission owner in the CAISO, which operates and controls most of PG&E's and the other two major California investor-owned utilities' electric transmission facilities, and provides open access transmission service on a non-discriminatory basis. Thus, in all instances during the relevant period, PG&E's transmission facilities were under the operational control of an independent entity: the CAISO. Accordingly, none of Gen, any affiliate, or PG&E possesses market power in

____________

/25/ The three projects are: Hermiston Generating Company, L.P. ("Hermiston") in Oregon; Colstrip Energy Limited Partners ("Colstrip") in Montana; Mountain View Power Partners, LLC and Mountain View Power Partners II, LLC ("Mountain View") in California. All of the output of the Hermiston project is sold to PacifiCorp under a long-term contract that expires in 2016. Hermiston has a request pending before the Commission to sell excess capacity at market-based rates; however, at present, no excess capacity from the project is available. The Colstrip project is a QF that sells its electrical output to Montana Power Company. All the output from the Mountain View projects is committed under long-term contract to DWR via an NEG affiliate.

/26/ The only transmission facilities in the western interconnect over which NEG affiliates have any control are the limited interconnection facilities associated with the Hermiston and Colstrip generating projects. They are used solely to transmit power from the generating facility to the interconnecting transmission grid and to receive start-up power in the event a generating unit is down. These limited facilities cannot be used by competitors in the wholesale market and do not convey market power. See, e.g., Iowa Power Partners I, L.L.C., 81 FERC (P) 61,058 (1997); Vastar Res., Inc., 81 FERC (P) 61,135
(1997).

transmission and could have exercised any transmission market power in such a way as to distort the results of the benchmark evidence.

          3.  None of PG&E, Gen Or Its Affiliates Possess Barriers To Entry

          Gen itself does not directly or indirectly own building sites (other than the sites associated with the 29 GenSub LLC projects it will own as a result of the companion Section 203 application), interstate natural gas pipelines, engineering and construction firms, or local natural gas distribution systems, and hence cannot erect barriers to entry. There have been no changes regarding barriers to entry with respect to the NEG affiliates since the Commission's most recent decision in Plains End, LLC, which found no barriers to entry by Plains End and its affiliates./27/

          Currently, PG&E Corporation has various subsidiaries, including PG&E and NEG, that operate in the natural gas industry. Post-reorganization, PG&E's high pressure gas assets will be transferred to GTrans. The Commission has stated that it may suspend market-based rate authority if a gas affiliate of a seller at market-based rates were to deny, delay or require unreasonable terms, conditions or rates for natural gas service to potential electric competitors. See Louisville Gas & Elec. Co., 62 FERC (P) 61,016 at 61,148 (1993). No such instance has occurred with regard to any of the

______________

/27/ Plains End, LLC, Docket No. ER01-2741-000 (unpublished delegated letter order issued Sep. 24, 2001).

benchmark projects./28/ As such, the Commission need not be concerned that the benchmark evidence is unreliable. See Ocean State, 59 FERC at 62,337-38.

          C.  Benchmark Conclusion

              The benchmark evidence and analysis demonstrate that the price and non-price terms of the PSA are reflective of the market. As Mr. Meehan explains:

               I have examined the set of all relevant benchmark transactions that meet FERC established guidelines for being in the relevant market and contemporaneous to the instant transaction. The PSA is at least as
                                                          ----------------------
          favorable to the buyer as transactions available in the market from
          -------------------------------------------------------------------
          non-affiliated sellers.  The PSA is at least as favorable considering
          ---------------------------------------------------------------------
          the entirety of the transaction, i.e., both price and non-price terms.
          ---------------------------------------------------------------------
          I believe I have explained my assumptions clearly and that these assumptions are reasonable. In fact, these assumptions treated the comparison transactions in the way most favorable to the buyer, making them appear less expensive than they actually are. The PSA passes the tests, even given the generous assumptions, and considering a wide range of potential market conditions.

Exh. No. GEN-2 (Meehan) at 83-83 (emphasis added). Moreover, Applicant has demonstrated that neither it nor any affiliate possesses market power that could have distorted the results of the benchmark evidence. Applicant, therefore, has met all of the criteria the Commission articulated in Edgar and Ocean State. Accordingly, the Commission should accept Applicant's benchmark evidence and lack of market power representations and find the PSA to be just and reasonable under Section 205 of the FPA.

_____________

/28/ Moreover, to the extent PG&E provides gas transmission service to any of the benchmark projects in California, service will be provided under the transportation rates and terms and conditions established by PG&E's Gas Accord on file with the CPUC until the GTrans Section 7 application is granted. Application of Pacific Gas and Elec. Co., D.97-08-055, 179 PUR 4th 485 (1997). Upon the effective date of the Section 7 certificate of public convenience and necessity, the Gas Accord tariff will become a FERC jurisdictional tariff until the tariff is superseded or modified pursuant to Section 4 of the NGA. To the extent service is provided to a benchmark project by PG&E Gas Transmission, Northwest Corporation ("GTN"), service will be provided under GTN's tariff on file with the FERC. Hence, at all times service will be provided by GTrans or GTN pursuant to tariffs on file with the CPUC or FERC.

V. THE POWER SALES AGREEMENT APPROPRIATELY BALANCES RISKS BETWEEN THE PARTIES

          Applicant submits the testimony of Dr. Roy J. Shanker, who, as a consultant, has been associated with the negotiation of hundreds of power agreements over the past 20 years. He has been engaged by independent power producers, electric utilities, regulators, private investors and financial institutions. Dr. Shanker testifies about the reasonableness of the non-price terms and conditions in the PSA. His conclusions corroborate those reached by Mr. Kuga and Mr. Meehan.

          Assuming, as Mr. Meehan finds, that the price of the PSA is consistent with the market, Dr. Shanker reviews the terms and conditions of the PSA to assess whether they are consistent with general industry custom and practice, allocate risks and responsibilities in a manner that preserves the basic economics of the PSA and is consistent with what he would have expected in arms-length negotiation of a long-term supply of power of the kind found in the Portfolio. He explains that the Master Agreement is a reasonable basis upon which to structure the transaction as it contains provisions that are consistent with the hundreds of agreements he has negotiated. He reviews the objective of the PSA. He explains that:

          My practice in addressing complex commercial transactions of this kind is to partition this type of assessment between factors directly related to complementing or supporting the economics of the transaction versus those related to failures to perform by either party. I start this type of analysis on the economic side by looking at the basic drivers of the economic transaction. I subsequently assess what types of factors or events can influence these drivers.
          In turn, I verify that the contract anticipates these influencing factors and accommodates their impact in a fashion consistent with the parties' intent when striking the "deal".

          He then reviews the major elements of the PSA that reflect the performance/risk allocation of most bilateral agreements. These include:

          1.   Availability risk
          2.   Maintenance risk
          3.   Dispatch of the units
          4.   Dispatch deviations
          5.   Hydrologic risk
          6.   Delivery risk
          7.   Change in taxes
          8.   Quantity risk
          9.   Diablo Canyon Security
          10.  Allocation of other revenues
          11.  Force Majeure
          12.  Non-performance risk

Based on this review and his extensive experience in negotiating long term power agreements, he concludes: "I believe the terms and conditions of the PSA reasonably balance the risk between the parties consistent with the objectives stated by Mr. Kuga and are consistent with the balance I would have expected in an arms-length negotiation for the sale of the output of these facilities on a long-term basis." Exh. No. GEN-3 (Shanker) at 26-27.

VI. THE POWER SALES AGREEMENT IS AN INDISPENSABLE PART OF THE PLAN FOR PG&E TO EMERGE FROM BANKRUPTCY

          Applicant includes the testimony of Mr. Joseph G. Sauvage, Managing Director in the Global Power Group of Lehman Brothers Inc., who, among other things, addresses the importance of the PSA to PG&E's Plan to emerge from bankruptcy. Under the Plan, he explains that "PG&E will seek to raise nearly $10 billion of investment grade debt, including over $6 billion of new money debt raised via public offerings in the capital markets . . . . This Exit
Financing will allow PG&E to refinance its existing debts, repay all valid claims in full with interest, and still emerge from bankruptcy with viable, healthy businesses." Exh. No. GEN-4 (Sauvage) at 7. Mr. Sauvage notes that to accomplish this, each of Gen, ETrans, GTrans and Reorganized PG&E must "leverage itself at or near the maximum level - consistent with achieving investment grade ratings - through a combination of New Money Notes and Creditor Notes . . . .
The proceeds from the issuance of the New Money Notes and the placement of the Creditor Notes, along with existing cash balances, will then be used to repay valid creditor claims in PG&E's Chapter 11 bankruptcy case." Id.

          Mr. Sauvage explains that it would not be possible for Gen to assume this substantial portion of Exit Financing debt without the PSA.

          By moving Gen to a market-based regulatory environment like FERC, the business can be capitalized at market-based valuations, which, when compared to historical book values, increase Gen's borrowing capacity in the debt market. This increase, coupled with the twelve year stable revenue stream from the Power Sales Agreement, allows Gen to obtain greater leverage at investment grade credit ratings than it could under traditional cost of service ratemaking or while subject to California's regulatory regime. The Power Sales Agreement will provide a stable revenue stream and critical source of funds to support the $2.4 billion of new debt - i.e., Gen's debt will be leveraged on the revenue stream its generating assets can produce through the Power Sales Agreement and, on a merchant basis, past the term of the Power Sales Agreement. Without this, the Plan will not succeed.

Exh. No. GEN-4 (Sauvage) at 9-10./29/

___________

/29/ The process of marking the generation assets to market occurs with all facilities that are moved from rate base to market. This has happened frequently in recent years. See, e.g., Duke Energy Moss Landing LLC, 83 FERC
(P) 61,318 (1998), order on reh'g, 86 FERC (P) 61,227 (1999) ("Duke Energy
Moss"); see also The Value of Nuclear Power, Electricity Journal (Oct. 1999) ("Many of the sales of coal and hydroelectric plants have resulted in proceeds that are several multiples of their book value. . . .  [T]he [sales] of the
Homer City plant of General Public Utilities (GPU), brought a price of about $1.8 billion, or more than three times its book value."); Navigant Consulting Co-Manages Auction Yielding $1.04 Billion For Nine Mile Point Nuclear Assets, PR Newswire (Dec. 12, 2000) (noting "Central Hudson's fossil plant auction . . . yielded $903 million (four times book value)"). As the Commission has found, this does not implicate the Commission's policies regarding acquisition premiums, which only applies to cost-based rates. See Duke Energy Moss, 83 FERC at 62,305 (emphasis in original) ("While it is true that the units

          Hence, Mr. Sauvage explains "It is indispensable to Gen's ability to issue and service necessary amounts of debt (and therefore to PG&E's ability to emerge from bankruptcy) that Gen have a sufficient and stable revenue stream from an investment grade buyer (i.e., Reorganized PG&E), as provided for in the Power Sales Agreement," and continues:

          Indeed, the quality of the revenue stream from the Power Sales Agreement, along with the projected performance of Gen during the merchant period, will be the principal basis upon which the rating agencies and prospective fixed income investors will evaluate Gen's creditworthiness. The dollar amount and certainty of these contractual revenues will both be critical to both the rating agencies and the debt market.

Exh. No. GEN-4 (Sauvage) at 9.

          The PSA, therefore, not only provides the benefits described by Mr. Kuga - a reliable, long-term source of dispatchable power, at stable prices, for Reorganized PG&E to serve its load - but is a vital, indeed "indispensable" component of the Plan for PG&E to emerge from bankruptcy. Without the PSA, as filed, the Plan cannot proceed.

_________________

purchased by Duke Energy [Corporation ("Duke Energy")] will operate under must-run conditions part of the time and will therefore be under cost-based regulation part of the time, the acquisition premium is associated with units that will make sales at market-based rates and Duke Energy will have the opportunity to recover its acquisition premium through the market-based rates that it will receive when the units are not operating as must-run."). Even if the policy did apply, Gen would satisfy it because of the benefits to the public from the Transaction. See Minnesota Power & Light Co., 43 FERC (P) 61,104 at 61,342 (1988) ("The Commission has previously held that rate recovery of acquisition adjustments will be permitted if the acquisition provides measurable benefits to ratepayers."), reh'g denied, 43 FERC (P) 61,502 (1988) (citation omitted). The mark-up of the assets is crucial to PG&E's ability to emerge from bankruptcy. The Commission has found repeatedly that the public interest is served by measures that enable a utility to emerge from bankruptcy. See Northeast Utils. Serv. Co., 50 FERC (P) 61,266 at 61,840 (1990), order on reh'g, 51 FERC (P) 61,177, clarif. granted on other grounds, 52 FERC (P) 61,046 (1990); El Paso Elec. Co., 68 FERC (P) 61,181 at 61,908 (1994). The Commission has also held, as recently as this month, that a departure from traditional ratemaking principles is in the public interest when it will keep a utility from insolvency and provide adequate revenues to ensure the utility's financial integrity. Kansas Pipeline Co., 97 FERC (P) 61,168 (2001).

This, in turn, will only prolong PG&E's bankruptcy. As such, acceptance of the PSA, as filed, is in the public interest. This is made all the more apparent because the price in the PSA, as demonstrated above, is at least as favorable or better than what Reorganized PG&E could have negotiated in the open market particularly in light of its current financial condition. Gen respectfully urges the Commission, therefore, to expeditiously accept the PSA for filing and do so without a hearing.

VII. GEN'S INTERIM CODE OF CONDUCT

          To the extent that a proposed seller of power at negotiated rates is affiliated with a public utility with a franchised service territory and captive customers, the Commission requires the seller to abide by a code of conduct./30/ Upon Reorganization and the Spin-Off, Gen will no longer be affiliated with Reorganized PG&E or any entity with a franchised service territory and/or with captive customers. Hence, post-Reorganization and Spin-Off there cannot be concerns about affiliate abuse through transactions between Gen and Reorganized PG&E.

          Nonetheless, because there may be a brief period between the time of the Plan Effective Date and the Spin-Off when Gen and Reorganized PG&E will be affiliates, Gen has included herein a code of conduct consistent with Commission

_____________

/30/ See Carolina Power & Light Co., 97 FERC (P) 61,063 at 61,350 (2001) (citations omitted). The Commission also requires the proposed seller's market-based rate tariff to prohibit power sales to or purchases from the affiliated public utility without separate Commission authorization under Section 205 of the FPA. Applicant is not submitting such a tariff and thus this is not an applicable requirement in this case.

precedent to govern their relationship during this interim period. See Attachment B. Gen requests that the Commission accept the code of conduct for filing.


VIII.  OTHER RELIEF REQUESTED

       A. The Commission Should Accept The PSA Without A Hearing


          It is in PG&E's and its ratepayers best interests that PG&E emerge from bankruptcy at the earliest possible time. Acceptance of the PSA by the FERC is a condition precedent to the effectiveness of the Plan. Gen believes the wealth of testimony and evidence submitted with this Application is more than sufficient for the Commission to determine that the PSA is just and reasonable under Section 205 of the FPA. Accordingly, Gen respectfully requests that the Commission accept the PSA, as filed, without a hearing, and that it do so in an order issued no later than July 2002.

          In the event the Commission is inclined to order a hearing, Applicant respectfully requests that, given the need for PG&E to emerge from bankruptcy at the earliest possible time, the Commission order that such hearing be held on an expedited basis so that a final Commission order can be issued by July 2002. Moreover, Applicant requests that the Commission clearly specify the issues it sets for hearing so as to avoid an open-ended inquiry into the broader public policy issues that may be posed in the various other filings made by Applicant or its affiliates. Applicant respectfully submits

_______________

/31/ Applicant is aware that the Commission issued a Notice of Proposed Rulemaking to promulgate revised Standards of Conduct applicable to public utilities that own, operate or control transmission facilities subject to the jurisdiction of the FERC and interstate gas pipelines. Standards of Conduct for Transmission Providers; Notice of Proposed Rulemaking, 66 Fed. Reg. 50,919 (Oct. 5, 2001), IV FERC Stats. & Regs. (P) 32,555 (2001). Under the proposed rule, Gen would be an "energy affiliate." Gen will abide by the Standards of Conduct as required by the final rule the Commission issues.

that this case should be focused on whether the PSA is just and reasonable under
Section 205 of the FPA.

          In this regard, Gen requests that the Commission issue a notice of this Application listing December 21, 2001 as the date for interventions and protests to be filed. (As noted above, Applicant requests that the Commission apply this same notice period to the companion Section 205 application being submitted concurrently by ETrans and PG&E.) This is 21 days from the date this Application is being filed with the Commission and is consistent with the Commission's policy as promulgated in Order No. 612. "The Commission . . . believes that the 21-day notice period will provide adequate time for the public to prepare and file any notice of intervention, motions to intervene, or protests." Order No. 612, at 30,980. This is all the more evident here because Gen's Application contains all the information necessary to assess that the price and non-price terms and conditions are just and reasonable.

          B.  Effective Date

              Applicant requests that the effective date of the PSA be the Plan Effective Date.

          C.  Waiver of 18 C.F.R. (S) 35.3(a)

              Section 35.3(a) of the Commission's regulations requires rate schedules to be tendered no more than 120 days prior to the date on which service is to commence. 18 C.F.R. (S) 35.3(a) (2001). Gen respectfully requests a waiver of Section 35.3 to the extent necessary to allow its Rate Schedule FERC No. 1 (Attachment A - PSA) and Rate Schedule FERC No. 2 (Attachment B - Interim Code of Conduct) to become effective upon the Plan Effective Date. The Commission will "grant waiver of notice if good

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cause is shown and the agreement is filed prior to the commencement of service."
See Central Hudson Gas & Elec. Corp., 60 FERC (P) 61,106 at 61,339, reh'g denied, 61 FERC (P) 61,089 (1992). See also Prior Notice and Filing Requirements Under Part II of the Federal Power Act, 64 FERC (P) 61,139, order on reh'g, 65 FERC (P) 61,081 (1993). Applicant satisfies these conditions.

          Good cause exists to grant waiver of Section 35.3. Gen is filing the rate schedules at this time because prior FERC acceptance is necessary in order for PG&E to emerge from bankruptcy and for Gen to have Commission authorization to sell power to the Reorganized PG&E upon the Plan Effective Date. A waiver of the 120 days provision of Section 35.3 is respectfully requested in this case so that the effective date of the PSA and Interim Code of Conduct are commensurate with the date the Reorganization will be consummated. The Commission has granted such waiver in other proceedings. See, e.g., Westmoreland - LG&E Partners, Docket Nos. ER01-537-000 and ER01-538-000 (unpublished delegated letter order issued Jan. 25, 2001); Northern States Power Co., 90 FERC (P) 61,020 at 61,140
(2000). Moreover, the purpose of Section 35.3 is to ensure against the use of stale data in developing a test period for cost-based rates. See Wheelabrator Frye, Inc., 19 FERC (P) 61,266 at 61,518 (1982). Here, the rates are market-based. Thus, concerns about stale cost data are inapplicable. Applicant commits to file a notice with the Commission within [10] business days after the Plan Effective Date occurs, informing the Commission of the effective date of Gen's Rate Schedule FERC No. 1 and Rate Schedule FERC No. 2.

          Applicant respectfully requests, therefore, That the Commission grant waiver of Section 35.3 and permit its Rate Schedule FERC No. 1 and Rate Schedule

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FERC No. 2 to be effective as set forth above, and that the Commission do so in an order issued by July 2002.

          D.  Waiver of Part 35 With Regard to Market-Based Sales

              Except for the limited cost-based sales to SVP, discussed supra, all of Gen's power sales will be at market-based rates via the PSA with Reorganized PG&E. The Commission has granted a waiver of its Part 35 regulations with regard to the seller's sales at market-based rates even when it also sells power at cost-based rates. See Ameren Energy Generating Co., 93 FERC (P) 61,024 at 61,0476-47 (2000) ("[W]e find that there is no reason to require Ameren Generating to submit cost-of-service data in connection with its sales at market-based rates under its market-based tariff. Accordingly, we will grant a limited waiver of Part 35 of our regulations for the power sales made at market-
based rates . . . ."), reh'g denied, 95 FERC (P) 61,009 (2001); Union Elec. Co.,
82 FERC (P) 61,165 at 61,605 (1998) (same).

              Based on the foregoing cases, Gen respectfully requests that the Commission waive its Part 35 cost-of-service regulations with regard to its sales under the PSA.

               Further, to the extent not satisfied herein, Applicant requests that the Commission waive any other requirement that may be necessary for Applicant's Rate Schedule FERC No. 1 and Rate Schedule FERC No. 2 to be effective as requested in this Application.

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IX. CONCLUSION

          WHEREFORE, for the foregoing reasons, Applicant respectfully requests that the Commission issue an order by July 2002: (1) accepting for filing Gen's Rate Schedule FERC No. 1, the PSA (Attachment A) and Gen's Rate Schedule FERC No. 2, the Interim Code of Conduct (Attachment B) to become effective upon the Plan Effective Date as described herein; and (2) granting the waivers requested herein, and do so without a hearing. In the event the Commission is inclined to accept for filing the PSA but order a hearing, Applicant respectfully requests that, given the need for PG&E to emerge from bankruptcy at the earliest possible time, the Commission order that such hearing be held on an expedited basis, with the issues specifically limited to the justness and reasonableness of the PSA, so that a final Commission order can be issued by July 2002.

                         Respectfully submitted,


                         /s/ Earle H. O'Donnell
                         ----------------------
                         Earle H. O'Donnell
                         Donna M. Attanasio
                         Bruce A. Grabow

                         DEWEY BALLANTINE LLP
                         1775 Pennsylvania Avenue, N.W.
                         Washington, D.C. 20006-4605

                         Attorneys for
                         Electric Generation LLC

Dated:  November 30, 2001

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